Exhibit 99.1 Announcement to the Market Disclosure of results for the second quarter and first half of 2019, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. st As from January 1 , 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS for the first half of 2019 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Jun/30/2019 Dec/31/2018 Total Assets 1,678,378 (112,067) 1 ,566,311 1,649,614 (96,817) 1,552,797 Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized 1,178,480 (10,790) 1,167,690 1,172,276 (12,837) 1,159,439 3 4 6 Cost 5 (31,952) 261 (31,691) (33,326) (47) (33,373) (-) Provision for Expected Loss at Amortized Cost 4 Financial Assets at Fair Value Through Other Comprehensive Income 1 20,153 (66,286) 53,867 1 05,065 (55,657) 49,408 5 (-) Expected Loss at Fair Value Through Other Comprehensive Income (3,224) 3,138 (86) (3,441) 3,356 (85) 4 Financial Assets at Fair Value Through Profit or Loss 3 18,080 (36,592) 281,488 315,383 (28,737) 286,646 7 Tax Assets 49,012 (8,633) 40,379 50,242 (7,412) 42,830 Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible 47,829 6,835 54,664 43,415 4,517 47,932 Assets, Assets Held for Sale and Other Assets Total Liabilities 1,540,126 (117,628) 1 ,422,498 1,505,490 (103,159) 1,402,331 3 6 1,224,112 (110,254) 1 ,113,858 1,220,233 (100,499) 1 ,119,734 Financial Assets at Amortized Cost 4 Financial Assets at Fair Value Through Profit or Loss 35,842 102 35,944 27,675 36 27,711 5 Expected Loss (Loan Commitments and Financial Guarantees) 1,253 2,830 4 ,083 1,265 2,527 3,792 Reserves for Insurance and Pension Plan 208,393 1,294 209,687 1 99,995 1,192 201,187 Provisions 18,164 - 18,164 18,613 - 18,613 7 12,764 (7,693) 5 ,071 10,915 (5,631) 5 ,284 Tax Liabilities Other Liabilities 39,597 (3,906) 35,691 26,794 (784) 26,010 Total Stockholders' Equity 138,252 5,561 143,813 1 44,124 6,342 150,466 Non-controlling Interests 12,515 1,384 13,899 12,367 1,317 13,684 8 1 25,737 4,177 129,914 131,757 5,025 136,782 Total Controlling Stockholders' Equity 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A. Exhibit 99.1 Announcement to the Market Disclosure of results for the second quarter and first half of 2019, according to International Financial Reporting Standards – IFRS We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS. st As from January 1 , 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding. The complete consolidated financial statements under IFRS for the first half of 2019 are available at our website: www.itau.com.br/investor-relations. 1 Comparison between BRGAAP and IFRS R$ million Adjustments and Adjustments and BRGAAP IFRS BRGAAP IFRS 2 2 Balance Sheet Reclassifications Reclassifications Jun/30/2019 Dec/31/2018 Total Assets 1,678,378 (112,067) 1 ,566,311 1,649,614 (96,817) 1,552,797 Cash and Cash Equivalents, Compulsory Deposits and Financial Assets At Amortized 1,178,480 (10,790) 1,167,690 1,172,276 (12,837) 1,159,439 3 4 6 Cost 5 (31,952) 261 (31,691) (33,326) (47) (33,373) (-) Provision for Expected Loss at Amortized Cost 4 Financial Assets at Fair Value Through Other Comprehensive Income 1 20,153 (66,286) 53,867 1 05,065 (55,657) 49,408 5 (-) Expected Loss at Fair Value Through Other Comprehensive Income (3,224) 3,138 (86) (3,441) 3,356 (85) 4 Financial Assets at Fair Value Through Profit or Loss 3 18,080 (36,592) 281,488 315,383 (28,737) 286,646 7 Tax Assets 49,012 (8,633) 40,379 50,242 (7,412) 42,830 Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible 47,829 6,835 54,664 43,415 4,517 47,932 Assets, Assets Held for Sale and Other Assets Total Liabilities 1,540,126 (117,628) 1 ,422,498 1,505,490 (103,159) 1,402,331 3 6 1,224,112 (110,254) 1 ,113,858 1,220,233 (100,499) 1 ,119,734 Financial Assets at Amortized Cost 4 Financial Assets at Fair Value Through Profit or Loss 35,842 102 35,944 27,675 36 27,711 5 Expected Loss (Loan Commitments and Financial Guarantees) 1,253 2,830 4 ,083 1,265 2,527 3,792 Reserves for Insurance and Pension Plan 208,393 1,294 209,687 1 99,995 1,192 201,187 Provisions 18,164 - 18,164 18,613 - 18,613 7 12,764 (7,693) 5 ,071 10,915 (5,631) 5 ,284 Tax Liabilities Other Liabilities 39,597 (3,906) 35,691 26,794 (784) 26,010 Total Stockholders' Equity 138,252 5,561 143,813 1 44,124 6,342 150,466 Non-controlling Interests 12,515 1,384 13,899 12,367 1,317 13,684 8 1 25,737 4,177 129,914 131,757 5,025 136,782 Total Controlling Stockholders' Equity 1 BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil; 2 Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS; 3 Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS; 4 Refer to reclassification of financial assets between measurement categories at fair value and amortized cost; 5 Application of criterion for calculation of Expected Loss as set forth by IFRS; 6 Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities; 7 Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies; 8 Reconciliation of Controlling Stockholders' Equity is presented in the following table. Itaú Unibanco Holding S.A.

Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders Result * Equity Reconciliation Jun/30/2019 2nd Q/19 1st Q/19 2nd Q/18 1st H/19 1st H/18 BRGAAP - Values Attributable to Controlling Stockholders 125,737 6,815 6,710 6,244 1 3,525 12,524 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 443 (77) (74) (459) (151) (368) (b) Adjustment to Fair Value of Financial Assets (1,881) (6) 125 (57) 119 (132) (c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 441 (1) (1) (2) (2) (4) (d) Criteria for Write-Off of Financial Assets 2,153 (24) (39) (20) (63) 25 (e) Financial Lease Operations 284 (45) (36) (40) (81) (80) (f) Other adjustments 2,737 (135) 62 74 (73) 164 IFRS - Values Attributable to Controlling Stockholders 1 29,914 6,527 6,747 5,740 13,274 1 2,129 IFRS - Values Attributable to Minority Stockholders 13,899 163 156 154 319 322 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 143,813 6,690 6,903 5,894 1 3,593 12,451 * Events net of tax effects Differences between IFRS and BRGAAP Financial Statements (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of 9 Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99. (b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized. (d) Criterion for write-off of financial assets on IFRS considers the recovery expectative. th (e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30 , 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08. (f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP. 9 More details in the Complete Financial Statements for the first half of 2019. For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP. R$ million Recurring Result 2nd Q/19 2nd Q/18 BRGAAP IFRS Variation BRGAAP IFRS Variation Result - Attributale to Controlling Stockholders 6,815 6,527 (288) 6,244 5,740 (504) Exclusion of the Non-Recurring Events 219 7 (212) 138 17 (121) Goodwill Amortization 151 - (151) 150 - (150) Civil Lawsuits - Economic Plans - - - 7 7 - Impairment - - - 10 10 - Liabilities Adequacy Test - LAT 68 7 (61) (29) - 29 Recurring Result - Attributable to Controlling Stockholders 7,034 6,534 (500) 6 ,382 5,757 (6 25) The tables in this report show the figures in million. Variations and summations, however, were calculated in units. São Paulo, July 29, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A. Below is the reconciliation of Results to Stockholders’ Equity, with the conceptual description of major adjustments. R$ million Stockholders Result * Equity Reconciliation Jun/30/2019 2nd Q/19 1st Q/19 2nd Q/18 1st H/19 1st H/18 BRGAAP - Values Attributable to Controlling Stockholders 125,737 6,815 6,710 6,244 1 3,525 12,524 (a) Expected Loss - Loan and Lease Operations and Other Financial Assets 443 (77) (74) (459) (151) (368) (b) Adjustment to Fair Value of Financial Assets (1,881) (6) 125 (57) 119 (132) (c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A. 441 (1) (1) (2) (2) (4) (d) Criteria for Write-Off of Financial Assets 2,153 (24) (39) (20) (63) 25 (e) Financial Lease Operations 284 (45) (36) (40) (81) (80) (f) Other adjustments 2,737 (135) 62 74 (73) 164 IFRS - Values Attributable to Controlling Stockholders 1 29,914 6,527 6,747 5,740 13,274 1 2,129 IFRS - Values Attributable to Minority Stockholders 13,899 163 156 154 319 322 IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders 143,813 6,690 6,903 5,894 1 3,593 12,451 * Events net of tax effects Differences between IFRS and BRGAAP Financial Statements (a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of 9 Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99. (b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9. (c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized. (d) Criterion for write-off of financial assets on IFRS considers the recovery expectative. th (e) Under IFRS (IAS 17) the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30 , 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08. (f) Other Adjustments is mainly composed of reversal of Amortizations of Goodwill under BRGAAP. 9 More details in the Complete Financial Statements for the first half of 2019. For comparison purposes, we present on the table below the Result and Recurring Result in IFRS and BRGAAP. R$ million Recurring Result 2nd Q/19 2nd Q/18 BRGAAP IFRS Variation BRGAAP IFRS Variation Result - Attributale to Controlling Stockholders 6,815 6,527 (288) 6,244 5,740 (504) Exclusion of the Non-Recurring Events 219 7 (212) 138 17 (121) Goodwill Amortization 151 - (151) 150 - (150) Civil Lawsuits - Economic Plans - - - 7 7 - Impairment - - - 10 10 - Liabilities Adequacy Test - LAT 68 7 (61) (29) - 29 Recurring Result - Attributable to Controlling Stockholders 7,034 6,534 (500) 6 ,382 5,757 (6 25) The tables in this report show the figures in million. Variations and summations, however, were calculated in units. São Paulo, July 29, 2019. Alexsandro Broedel Group Executive Finance Director and Head of Investor Relations Itaú Unibanco Holding S.A.